                                         Commission File No. 2-61271 and 2-72713



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


           Report on Disclosure of Information of Ito-YokADo Co., Ltd.


                              ITO-YOKADO CO., LTD.
                              --------------------
                 (Translation of registrant's name into English)


            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
            --------------------------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F    x             Form 40-F
                             ---------                  ---------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                    Yes                        No    x
                       ----------                ---------

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2 (b). 82-                   .
                                                  -------------------

[Translation]


                                                                  April 10, 2003
To:  Each of the Parties Concerned

                     Name of the Company:        Ito-Yokado Co., Ltd.
                     Address of Head Office:     1-4, Shiba Koen 4-chome,
                                                 Minato-ku, Tokyo
                     Name of Representative
                     of the Company:             Toshifumi Suzuki
                                                 President and Representative
                                                 Director
                     (Securities Code No. 8264, the First Section of the Tokyo Stock Exchange)
                     Addressee to Contact:       Takeshi Umemoto
                                                 General Manager of Finance
                                                 Dept. of Ito-Yokado Co., Ltd.
                                                 Tel: 03-3459-2131 (direct)


                  NOTICE OF CHANGE IN REPRESENTATIVE DIRECTORS

     Ito-Yokado Co., Ltd. (the "Company") hereby announces that at the meeting of the Board of Directors held on April 10, 2003, the Company resolved a change in Representative Directors as stated below.


                                   Particulars

1. REASONS FOR THE CHANGE IN REPRESENTATIVE DIRECTORS

     The recent operating environment has been changing dramatically, and in accordance with the management philosophy of the IY Group, the Company strives to become a reliable corporation trusted by customers, stockholders, suppliers, and employees alike. To enhance the satisfaction of all of stakeholders, the Company considers it necessary to further increase the speed of the decision-making.

     To that end, the Chairman and Representative Director (C.E.O.) and President and Representative Director (C.O.O.) have been positioned as the leaders of the management, and the Company has introduced an executive officer system to strengthen management execution. As a result, the Company has built an environment in which executive officers can concentrate on their respective operational activities and challenge management reforms by heightening motivation.

     In addition, the Company will change the term of office of Directors from two years to one year. This change will enable the Company to clarify where the responsibility for the management exists among Directors and to build a management system that can respond flexibly and swiftly in this era of drastic changes.

2. DETAIL OF THE CHANGE IN REPRESENTATIVE DIRECTORS

----------------------------------------------------------------------------------------------
             Name                         New Title                     Former Title
----------------------------------------------------------------------------------------------
       Toshifumi Suzuki         Chairman, Representative       President, Representative
                                Director and Chief Executive   Director and Chief Executive
                                Officer                        Officer
----------------------------------------------------------------------------------------------
          Sakae Isaka           President, Representative      Senior Managing Director and
                                Director and Chief Operating   Chief Operating Officer
                                Officer
----------------------------------------------------------------------------------------------


3. SCHEDULED INAUGURAL DATE:  MAY 22, 2003

4. RESUME:                    PLEASE REFER TO THE ATTACHMENT BELOW.

                                                                         - End -

                                   Attachment

--------------------------------------------------------------------------------------------
                                                    RESUME
--------------------------------------------------------------------------------------------
Name                      Mar. 1956 -- Graduated from the faculty of Economics of Chuo
Toshifumi Suzuki                       University
                          Aug. 1963 -- Resigned Tokyo Shuppan Hambai Co., Ltd.
                          Sep. 1963 -- entered into the Company
                          Apr. 1968 -- General Manager of Personnel Dept. and
                                       Advertisement Dept. and in charge of Public
                                       Relations
<Date of Birth>           Sep. 1971 -- Director of the Company
December. 1, 1932         Sep. 1977 -- Managing Director of the Company
                          Feb. 1978 -- President and Representative Director of
<Place of Birth>                       Seven-Eleven Japan Co., Ltd.
Nagano Prefecture,        Mar. 1981 -- Corporate Committee Member (to present)
Japan                     Apr. 1983 -- Senior Managing Director of the Company
                          May  1985 -- Executive Vice President and Director of the
                                       Company
                          Oct. 1992 -- President and Representative Director of the
                                       Company (to present)
                          Oct. 1992 -- Chairman and Representative Director of
                                       Seven-Eleven Japan Co., Ltd. (to present)
--------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------
                                                    RESUME
--------------------------------------------------------------------------------------------
 Name                     Mar. 1966 -- Graduated from the faculty of Law of Chuo
                                       University
Sakae Isaka
                          Mar. 1966 -- entered into the Company
                          Mar. 1976 -- General Manager in charge of Meat Dept.
                          Jan. 1989 -- Managing Director of York Mart Co., Ltd.
<Date of Birth>           May  1993 -- Director of York-Benimaru Co., Ltd.
May 13, 1942              May  1994 -- Senior Managing Director of York Mart Co., Ltd.
                          Feb. 1995 -- Director of the York Mart Co., Ltd. (to present)
                          May  1995 -- Managing Director of the Company
                          June 1996 -- Chief Operating Officer of the Company (to present)
                          May  2001 -- Senior Managing Director of the Company (to
<Place of Birth>                       present)
Ibaraki Prefecture,       May  2001 -- Corporate Committee Member (to present)
Japan
--------------------------------------------------------------------------------------------

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                 ITO-YOKADO CO., LTD.
                                                 (Registrant)

April 10, 2003

                                             By: /s/Akira Miyauchi
                                                 ----------------------------
                                                 Akira Miyauchi
                                                 Managing Director